UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gener8 Maritime, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y26889108(1)

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Represents the CINS number for the Common Stock.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Marine Holdings TP, L.P.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) PN

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Opps Marine Holdings TP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 1,129,290

		6	Shared Voting Power None

		7	Sole Dispositive Power 1,129,290

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,129,290

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.4%

12	Type of Reporting Person (See Instructions) PN

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Marine GP CTB, Ltd.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of OCM Marine Holdings TP, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Fund GP Ltd.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 1,129,290

		6	Shared Voting Power None

		7	Sole Dispositive Power 1,129,290

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,129,290

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.4%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as general partner of Opps Marine Holdings TP, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Principal Fund V, L.P.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the majority shareholder of OCM Marine GP CTB, Ltd.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Principal Fund V GP, L.P.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Principal Fund V, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Principal Fund V GP Ltd.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Principal Fund V GP, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Fund GP I, L.P.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the sole shareholder of Oaktree Principal Fund V GP Ltd.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital I, L.P.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Holdings I, LLC*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Holdings, LLC*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 11,923,244

		6	Shared Voting Power None

		7	Sole Dispositive Power 11,923,244

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,923,244

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital Management, L.P.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 13,052,534

		6	Shared Voting Power None

		7	Sole Dispositive Power 13,052,534

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,534

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.9%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the sole director of OCM Marine Holdings TP, L.P. and Oaktree Fund GP Ltd.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Holdings, Inc.*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 13,052,534

		6	Shared Voting Power None

		7	Sole Dispositive Power 13,052,534

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,534

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.9%

12	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital Group, LLC*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 13,052,534

		6	Shared Voting Power None

		7	Sole Dispositive Power 13,052,534

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,534

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.9%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc. and the managing member of Oaktree Holdings, LLC.

CUSIP No Y26889108

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital Group Holdings GP, LLC*

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 13,052,534

		6	Shared Voting Power None

		7	Sole Dispositive Power 13,052,534

		8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,534

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.9%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the duly appointed manager of Oaktree Capital Group, LLC.

CUSIP No Y26889108

Item 1 (a)	Name of Issuer. Gener8 Maritime, Inc., a Marshall Islands corporation (the “Issuer”)
Item 1 (b)	Address of Issuer’s Principal Executive Offices. 299 Park Avenue New York, NY 10171

Item 2 (a)

Name of Person Filing.
OCM Marine Holdings TP, L.P., Opps Marine Holdings TP, L.P., OCM Marine GP CTB, Ltd., Oaktree Fund GP Ltd., Oaktree Principal Fund V, L.P., Oaktree Principal Fund V GP, L.P., Oaktree Principal Fund V GP Ltd., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 5, 2016, a copy of which is attached to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2 (b)

Address of Principal Business Office or, if none, Residence.
The address of the principal business office of each of the Reporting Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Item 2 (c)

Citizenship.
OCM Marine Holdings TP, L.P., Opps Marine Holdings TP, L.P., OCM Marine GP CTB, Ltd., Oaktree Fund GP Ltd., Oaktree Principal Fund V, L.P., Oaktree Principal Fund V GP, L.P. and Oaktree Principal Fund V GP Ltd. were organized under the laws of the Cayman Islands.

Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC were organized under the laws of the State of Delaware.

Item 2 (d)	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2 (e)	CUSIP Number. Y26889108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No Y26889108

Item 4	Ownership.

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

OCM Marine Holdings TP, L.P. (“OCM Marine”) directly holds 11,923,244 shares of Common Stock, or approximately 14.5% of the total number of shares of Common Stock outstanding, and has the sole power to vote and dispose of such securities.

Opps Marine Holdings TP, L.P. (“Opps Marine”) directly holds 1,129,290 shares of Common Stock, or approximately 1.4% of the total number of shares of Common Stock outstanding, and has the sole power to vote and dispose of such securities.

OCM Marine GP CTB, LTD. (“OCM Marine GP”) is the general partner of OCM Marine and has the ability to direct the management of the business of OCM Marine, including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, OCM Marine GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Fund GP Ltd. (“Fund GP”) is the general partner of Opps Marine and has the ability to direct the management of the business of Opps Marine, including the power to vote and dispose of the shares of Common Stock held by Opps Marine; therefore, Fund GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Opps Marine.

Oaktree Principal Fund V, L.P. (“PFV”) is the majority shareholder of OCM Marine GP and has the ability to direct the management of the business of OCM Marine GP, including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, PFV may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Principal Fund V GP, L.P. (“PFV GP”) is the general partner of PFV and has the ability to direct the management of the business of PFV, including the power to vote and dispose of the shares of

CUSIP No Y26889108

Common Stock held by OCM Marine; therefore, PFV GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Principal Fund V GP Ltd. (“PFV GP Ltd.”) is the general partner of PFV GP and has the ability to direct the management of the business of PFV GP, including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, PFV GP Ltd. may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Fund GP I, L.P. (“GP I”) is the sole shareholder of PFV GP Ltd. and has the ability to direct the management of the business of PFV GP Ltd., including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Capital I, L.P. (“Capital I”) is the general partner of GP I and has the ability to direct the management of the business of GP I, including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

OCM Holdings I, LLC (“Holdings I”) is the general partner of Capital I and has the ability to direct the management of the business of Capital I, including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Holdings, LLC (“Holdings LLC”) is the managing member of Holdings I and has the ability to direct the management of the business of Holdings I, including the power to vote and dispose of the shares of Common Stock held by OCM Marine; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine.

Oaktree Capital Management, L.P. (“OCM LP”) is the sole director of OCM Marine and Fund GP and has the ability to direct the management of the business of OCM Marine and Fund GP, including the power to vote and dispose of the shares of Common Stock held by OCM Marine and Opps Marine; therefore, OCM LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine and Opps Marine.

Oaktree Holdings, Inc. (“Holdings Inc.”) is the general partner of OCM LP and has the ability to direct the management of the business of OCM LP, including the power to vote and dispose of the shares of Common Stock held by OCM Marine and Opps Marine; therefore, Holdings Inc. may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine and Opps Marine.

Oaktree Capital Group, LLC (“OCG”) is the sole shareholder of Holdings Inc. and the managing member of Holdings LLC and has the ability to direct the management of the business of Holdings Inc. and Holdings LLC, including the power to vote and dispose of the shares of Common Stock held by OCM Marine and Opps Marine; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine and Opps Marine.

Oaktree Capital Group Holdings GP, LLC (“OCGH GP”) is the duly appointed manager of OCG and has the ability to direct the management of the business of OCG, including the power to vote and dispose of the shares of Common Stock held by OCM Marine and Opps Marine; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Marine and Opps Marine.

CUSIP No Y26889108

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 82,105,376 shares of Common Stock outstanding as of November 9, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the U.S. Securities and Exchange Commission on November 13, 2015.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.

Item 9	Notice of Dissolution of Group.
Not Applicable.

Item 10	Certification.
Not Applicable.

CUSIP No Y26889108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2016

OCM MARINE HOLDINGS TP, L.P.

By:	OCM Marine GP CTB, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OPPS MARINE HOLDINGS TP, L.P.

By:	Oaktree Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

CUSIP No Y26889108

OCM MARINE GP CTB, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE PRINCIPAL FUND V, L.P.

By:	Oaktree Principal Fund V GP, L.P.
Its:	General Partner

By:	Oaktree Principal Fund V GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

CUSIP No Y26889108

OAKTREE PRINCIPAL FUND V GP, L.P.

By:	Oaktree Principal Fund V GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE PRINCIPAL FUND V GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

CUSIP No Y26889108

OCM HOLDINGS I, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE HOLDINGS, INC.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

CUSIP No Y26889108

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President